Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

The following is the text of an e-mail sent on June 8, 2010 by the Chief Executive Officer of Symyx Technologies, Inc. to the employees of Symyx Technologies, Inc:

Symyx Bulletin

Following up on the bulletin I sent ten days ago, I want to update you on the merger approval process and the progress made in our integration planning activities.

The schedule and activities relating to the potential merger remain unchanged and continue to advance towards our shareholder vote on June 30th. We recently engaged with the third party bidder per the direction of the Symyx Board and in accordance with the “rules of the road” set out by the merger agreement with Accelrys.  Our task is to provide the third party bidder adequate information so they can decide whether to deliver to the Symyx Board a best and final proposal. If the bidder delivers a new proposal, the Symyx Board will review and compare this new proposal against the merger across a number of factors that include delivery of long-term shareholder value and certainty of closure.

During the past two weeks, the integration teams have made great progress. On Thursday, May 27th and on Friday June 4th, every functional and business team presented draft organizational designs, capabilities and synergy savings for the combined business. The following functions and business areas were covered during the two review sessions:

➢	Business Operations
➢	Content Business
➢	Customer Support
➢	Facilities and Administrative Services
➢	Field Applications Science
➢	Finance
➢	Human Resources
➢	Information Technology
➢	Japan Site and Operation
➢	Legal
➢	Marketing
➢	Product Portfolio Management
➢	Product Development
➢	Product Management
➢	Professional Services
➢	Sales

The collaborative efforts and critical analysis by the functional and business teams have taken the planning activities to the point where the organizational design of the combined business is largely agreed upon and more than 90% of the synergies forecasted from the potential merger are already identified at this early stage. During the next three weeks, detailed plans moving past organizational design to organizational structures and specific personnel assignments will take place.  Personnel assignments and investments will be based on an assessment of the product portfolio strategy, product roadmaps and priorities, key market opportunities, operational objectives, and go to market plans of the combined organization. I expect a final integration plan would be ready after favorable shareholder votes and the subsequent closing of the merger.  As I have stated throughout this process, the emphasis of integration is to realize the potential of creating the industry-leading company in scientific informatics and significantly improve the short and long-term performance of the business. Since there is only small overlap in products and services, there is an emphasis on continued investments across the product portfolio for Software and Content and the opportunity to build out new offerings enabled by the combined platforms.

We are now in the last month of the second quarter and have important product development, booking targets, and operational objectives to deliver by the end of the month. Please stay focused within your organization and team to deliver on your respective objectives this month.

Thank you again for the results, effort, and commitment to our company. Stay tuned for additional updates.

 Sincerely,

 Isy Goldwasser

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Accelrys and Symyx. In connection with the proposed transaction, Accelrys has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx because they contain important information about the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.govand by directing a request when such a filing is made to Accelrys at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, CA 95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website atwww.Accelrys.com or Symyx’s website at www.Symyx.comor the SEC’s website atwww.sec.gov. Accelrys, Symyx and the irrespective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Accelrys is also included in Accelrys’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.